SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

China Lending Corporation

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

G21612109

(CUSIP Number)

Room 703, 7/F,
Beautiful Group Tower,
77 Connaught Road, Central,
Hong Kong
(852) 2110-0081

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 6, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21612109

1	Names of Reporting Person. DeTiger Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,070,608
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 3,070,608
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,070,608
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.1%[1]
14	Type of Reporting Person CO

1 Based on 3,070,608 beneficially owned Ordinary Shares, divided by 23,357,948 Ordinary Shares, composed of: (i) 22,132,474 Ordinary Shares issued and outstanding as of July 6, 2016, as reported by the Issuer in its current report on Form 8-K filed with the SEC on July 11, 2016; (ii) and 1,225,474 Ordinary Shares underlying warrants and rights held by DTH.

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CUSIP No. G21612109

1	Names of Reporting Person. Winnie Lai Ling Ng
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 3,070,608
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 3,070,608

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,070,608
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.1%[2]
14	Type of Reporting Person IN

2 Based on 3,070,608 beneficially owned Ordinary Shares, divided by 23,357,948 Ordinary Shares, composed of: (i) 22,132,474 Ordinary Shares issued and outstanding as of July 6, 2016, as reported by the Issuer in its current report on Form 8-K filed with the SEC on July 11, 2016; (ii) and 1,225,474 Ordinary Shares underlying warrants and rights held by DTH.

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SCHEDULE 13D

This Schedule 13D/A is being filed, pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, as an amendment (“Amendment No. 1”) to the statement on Schedule 13D (the “Schedule 13D”) filed on February 19, 2015 with the Securities and Exchange Commission (“SEC”) on behalf of DeTiger Holdings Limited, a British Virgin Islands company (“DTH”), and Ms. Winnie Lai Ling Ng (the “Principal” and, together with DTH, the “Reporting Persons”), with respect to the ordinary shares of China Lending Corporation (formerly known as DT Asia Investments Limited) (the “Issuer”), to amend and supplement certain information set forth below in the items indicated. Only those items that are amended or supplemented are reported herein. All capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

The Reporting Persons are filing this Amendment No. 1 to report; (i) the acquisition of Ordinary Shares in connection with the partial conversion of a convertible promissory note issued by the Issuer to DTH; (ii) the beneficial ownership of 1,193,563 Ordinary Shares underlying warrants held by DTH that became exercisable on July 6, 2016 upon the closing of the Issuer’s initial business combination; and (iii) the beneficial ownership of 31,911 Ordinary Shares underlying rights held by DTH that became convertible on July 6, 2016 upon the closing of the Issuer’s initial business combination.

Item 1.          Security and Issuer

Item 1 of the Schedule 13D is amended and restated in its entirety as follows:

Securities acquired: ordinary shares, no par value (“Ordinary Shares”)

Issuer:    China Lending Corporation

11th Floor, Satellite Building, 473 Satellite Road

Economic Technological Development Zone

Urumqi, Xinjiang, China 830000

Item 2.          Identity and Background

Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

(a) This statement is filed by:

(i) DTH, which is the holder of record of approximately 13.1% of the Issuer’s outstanding Ordinary Shares based on 3,070,608 beneficially owned Ordinary Shares, divided by 23,357,948 Ordinary Shares, composed of: (i) 22,132,474 Ordinary Shares issued and outstanding as of July 6, 2016, as reported by the Issuer in its current report on Form 8-K filed with the SEC on July 11, 2016; and (ii) 1,225,474 Ordinary Shares underlying warrants and rights held by DTH.

(ii) the Principal, the sole shareholder and director of DTH.

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the principal business and principal office of each of the Reporting Persons is Room 703, 7/F., Beautiful Group Tower, 77 Connaught Road, Central, Hong Kong.

(c) the Principal’s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Principal occupation: Director

Company: DeTiger Holdings Limited

Principal business: Investment holdings

Address: Room 703, 7/F, Beautiful Group Tower, 77 Connaught Road Central, Hong Kong

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(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) DTH is a British Virgin Islands company. The Principal is a Hong Kong citizen.

Item 3.          Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is supplemented and amended to add the following:

Pursuant to a third amended and restated promissory note dated June 14, 2016, the Issuer issued a convertible promissory note with a principal amount of $1,600,000 to DTH. Upon consummation of the Issuer’s initial business combination and at DTH’s option, at any time prior to payment in full of the principal balance of this Note, DTH may elect to convert up to $500,000 of the outstanding principal into that number of Issuer units equal to: (i) the portion of the principal amount of the note being converted, divided by (ii) $10.00. Each unit had the same terms and conditions as the private units issued simultaneously with the Issuer’s initial public offering (“IPO”). On July 6, 2016, in connection with the closing of the Issuer’s initial business combination, DTH converted $100,000 of outstanding principal, which, upon the separation of the units and automatic conversion of the component rights, resulted in the issuance of 11,000 Ordinary Shares (including 1,000 Ordinary Shares issued upon conversion of 10,000 rights) and 10,000 warrants.

On October 6, 2014, the Reporting Persons acquired an aggregate of 2,377,126 warrants in a private placement consummated simultaneously with the consummation of the Issuer’s IPO. Each warrant entitles the holder to purchase one half of one Ordinary Share at a price of $12.00 per full share. Upon the closing of the Issuer’s initial business combination on July 6, 2016, all 2,387,126 warrants held by DTH (comprised of 2,377,126 warrants purchased in connection with the Issuer’s IPO and 10,000 warrants issued upon conversion of the note described above) to purchase an aggregate of 1,193,563 Ordinary Shares held by DTH became exercisable. Upon the closing of the Issuer’s initial business combination on July 6, 2016, 319,119 units held by DTH automatically separated into their component Ordinary Shares, warrants to purchase one-half of one Ordinary Share, and rights to receive 1/10 of an Ordinary Share. As a result, DTH holds 319,119 rights which are convertible into 31,911 Ordinary Shares.

On October 23, 2014, DTH signed a consultant agreement with Mr. Miao Yang to find investment opportunities in China. On December 17, 2015, a Deed of Release was executed among DTH, Luck Key Limited and Miao Yang, releasing the parties from all obligations arising under Mr. Miao’s consulting agreement and any claims arising out of Mr. Miao’s dealings with the parties. In connection therewith, DTH undertook to transfer to Mr. Miao 380,000 Ordinary Shares at the closing of Issuer’s initial business combination. Such transfer has not occurred as of the date of this filing and as such, such 380,000 Ordinary Shares remain included in the number of Ordinary Shares beneficially owned by the Reporting Persons. In connection with the closing of the Issuer’s initial business combination, DTH agreed to transfer 1,000,000 warrants held by DTH to transferees designated by Li Jingping, representative to the selling shareholders in such business combination, for a purchase price payable by each transferee of $0.50 per warrant. Such transfer had not occurred as of the date of this filing, and as such, the Ordinary Shares underlying such warrants remain included in the number of Ordinary Shares beneficially owned by the Reported Persons.

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Item 4.          Purpose of the Transaction

Item 4 of the Schedule 13D is supplemented and amended to add the information provided in Item 3 above.

Item 5.          Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a)-(b) The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Persons based on: (1) 1,845,134 Ordinary Shares held by DTH; (2) 2,387,126 warrants held by DTH that became exercisable into 1,193,563 Ordinary Shares on July 6, 2016 upon the closing of the Issuer’s initial business combination; and (3) 319,119 rights held by DTH that became convertible into 31,911 Ordinary Shares on July 6, 2016 upon the closing of the Issuer’s initial business combination, are as follows:

DeTiger Holdings Limited
a)		Amount beneficially owned: 3,070,608	Percentage: 13.1%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	3,070,608
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	3,070,608
	iv.	Shared power to dispose or to direct the disposition of:	0

Winnie Lai Ling Ng
a)		Amount beneficially owned: 3,070,608	Percentage: 13.1%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	3,070,608
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	3,070,608

The Principal may, by reason of her status as the sole director and sole shareholder of DTH, be deemed to own beneficially the securities which DTH beneficially owns. The Principal holds the power to vote and to dispose of the securities beneficially owned by DTH.

(c) None of the Reporting Persons has effected any transactions in Ordinary Shares during the 60 days preceding the date of this report.

(d) Not applicable.

(e) Not applicable.

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is supplemented and amended to add the information provided in Item 3 above.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 13, 2016
DeTiger Holdings Limited

	By:	/s/ Winnie Lai Ling Ng
	Name:	Winnie Lai Ling Ng
	Title:	Director

/s/ Winnie Lai Ling Ng
Winnie Lai Ling Ng

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